Exhibit 99

June 29, 2026

New York Stock Exchange

11 Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Mr. Rajiv Kumar, a seasoned public policy leader and Financial Services sector reformer, appointed as Part-time Chairman and Additional (Independent) Director, HDFC Bank

We wish to inform you that the Board of Directors of the Bank at its meeting held today i.e. on June 29, 2026, based on the recommendation of Governance, Nomination and Remuneration Committee:

a.	approved the appointment of Mr. Rajiv Kumar (DIN: 08049696) as an Additional Director (Independent Director) of the Bank for a period of 4 (four) years, with effect from June 30, 2026. The said appointment as an Independent Director is subject to the approval of Shareholders of the Bank.

b.	approved, subject to the approval of Reserve Bank of India (RBI), the appointment including remuneration of Mr. Rajiv Kumar as a Part-time Chairman of the Bank for a period of 3 (three) years effective from the date as approved by RBI.

It is being confirmed that, Mr. Rajiv Kumar is not debarred from holding the office of a Director, by virtue of any order passed by SEBI or any other such authority.

In view of the above, the Board of Directors at the said meeting, also approved the revised Notice convening the 32nd Annual General Meeting of the Members of the Bank scheduled to be held on Wednesday, August 5, 2026, by way of inclusion of resolution(s) relating to the above appointment.

The details as required in terms of disclosure under Regulation 30 read with Clause 7 of Paragraph A of Part A of Schedule III to the SEBI Listing Regulations read with SEBI Master Circular no. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 are enclosed herewith as Annexure I.

The Board Meeting at which the above decision was taken, commenced at 7:15 p.m. and ended at 8:10 p.m.

You are requested to kindly take the above on record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I

Sr. No.	Particulars	Description
1.	Reason for Change viz. appointment, ~~reappointment, resignation, removal, death or otherwise~~;	a. Appointment of Mr. Rajiv Kumar as an Additional Director (Independent Director) of the Bank, and b. Appointment of Mr. Rajiv Kumar as a Part-time Chairman of the Bank, subject to approval of RBI.
2.	Date of appointment/ ~~reappointment/ cessation (as applicable)~~ & term of appointment/~~re-appointment~~;

Mr. Kumar is appointed as an Additional Director (Independent Director) w.e.f. June 30, 2026 for a period of 4 years.

The appointment of Mr. Kumar as a Part-time Chairman of the Bank shall be effective the date as approved by RBI

He shall not be liable to retire by rotation.

3.	Brief profile (in case of appointment);

Mr. Rajiv Kumar (age: 66 years), a 1984-batch Ex IAS officer, is widely regarded for his transformative role in revitalising India’s banking and financial sector during a period of significant systemic stress from 2017 -2020. He retired as Finance Secretary of India in February 2020. Post retirement Mr Kumar also briefly served as Chairman of Public Enterprises Selection Board (PESB).

As Secretary, Department of Financial Services (2017–2020), he assumed charge at a time when public sector banks were grappling with high levels of unrecognised NPAs, capital inadequacy, lenders frozen out of fresh credit, gold plating being rampant, equity and debt being diverted and recirculated to leverage fresh credit, governance challenges including large consortiums, NBFCs struggling to fill micro credit gaps post demonetization, Ponzi schemes defrauding citizens, etc.

Within a fortnight of Mr. Kumar’s joining the Department of Financial Services, accounts of about 3.38 lakh shell companies were frozen targeting the architecture of black money itself. Curbs on Ponzi schemes followed, by getting The Banning of Unregulated Deposits Schemes Act, 2019 passed.

Through decisive policy direction and execution, Mr. Kumar led a comprehensive clean-up of public sector bank balance sheets by mandating transparent recognition and provisioning of NPAs and by enforcing accountability among borrowers under the Insolvency and Bankruptcy Code framework. His approach addressed the long-standing twin balance sheet problem by restoring credit discipline and rebooting the creditor–debtor relationship. These efforts, structured around the “4R strategy” of Recognition, Resolution, Recapitalization, and Reforms, enabled a sharp turnaround in the banking sector, with public sector banks returning to sustained profitability and improved asset quality.

Mr Kumar’s career saw him implement several initiatives leading to clean banking. His tenure saw decisive action against illicit financial practices, strengthening regulatory oversight of cooperative banks, and enforcing accountability in high-profile default cases. For loans of ₹50 crore and above, passport details became mandatory — closing the door on big borrowers who might flee before action caught up. Fraud checks, specialised monitoring above ₹250 crore, and IT-based risk scoring on 34-plus factors replaced soft signals with loose controls, inbuilt in lending by large consortiums of often more up to 25 banks.. A total reset of Creditor- Debtor relationship with loud and clear message that money has to be lent prudentially and debtors must pay back.

A key pillar of this transformation was the unprecedented recapitalisation of public sector banks, involving capital infusion exceeding ₹3 lakh crore, which helped restore solvency and lending capacity. This was complemented by a far-reaching consolidation exercise, under which 27 public sector banks were merged into 12 stronger entities, alongside rationalisation of Regional Rural Banks into a more efficient one state–one RRB structure. The consolidation of these public sector banks was spearheaded by Mr Kumar. These measures significantly improved operational efficiency, scale, and competitiveness across the public banking system.

Mr. Kumar also strengthened governance, risk management, and regulatory oversight across banks by institutionalising specialised monitoring for large exposures and implementing technology-driven risk assessment systems. He placed equal emphasis on depositor protection and financial stability, including enhancing deposit insurance coverage from ₹1 lakh to ₹5 lakh.

Beyond balance sheet repair, Mr. Kumar drove growth-oriented and inclusion-focused initiatives within the financial system. He accelerated financial inclusion under the Jan Dhan framework, expanded access to banking services, and directed credit growth towards sectors such as retail, agriculture, and MSMEs while maintaining underwriting discipline. His coordinated response to liquidity challenges in the NBFC sector following a crisis, along with reforms such as the restructuring of a public sector Bank and implementation of the Enhanced Access and Service Excellence (EASE) agenda further strengthened the resilience and credibility of India’s financial system.

Mr. Kumar has also served as the 25th Chief Election Commissioner of India; world records with participation of ~642 million electors and ~312 million women electors were created during 2024 General Elections to Lok Sabha.

Mr. Kumar either sat on or chaired most of the bodies that touch the country’s financial architecture - the Central Board of Reserve Bank, the Financial Stability and Development Council, the Financial Sector Regulatory Appointments Search Committee, Secretary of the Appointment Committee of the Cabinet (ACC), the Public Enterprises Selection Board, the Bank Board Bureau, the Boards of State Bank of India and NABARD, an expert committee on the Central Bank’s economic capital framework and Committee on restructuring of NITI Aayog.

4.	Disclosure of relationships between directors (in case of appointment of a director).	Mr. Rajiv Kumar is not related to any other Directors or Key Managerial Personnel of the Bank